THE SHERIDAN GROUP, INC.
11311 McCormick Road, Suite 260

Hunt Valley, Maryland

Telephone:  (410) 785-7277

June 29, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Re:                             The Sheridan Group, Inc.

Registration Statement on Form S-4

(File No. 333-174734)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-captioned Registration Statement on Form S-4, (the “Registration Statement”) for The Sheridan Group, Inc. (the “Company”) so that such Registration Statement will become effective as of 12:00 P.M. (New York time) on July 1, 2011, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Company may not assert the declaration of effectiveness of the Registration Statement by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE SHERIDAN GROUP, INC

/s/ John A. Saxton
Name:	John A. Saxton
Title:	President and Chief Executive Officer